MCAFEE CORP.

6220 America Center Drive

San Jose, California 95002

August 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

This filing is to provide notice to the U.S. Securities and Exchange Commission (the “SEC”) that McAfee Corp.’s Quarterly Report on Form 10-Q for the period ended June 26, 2021, which was filed with the SEC on August 10, 2021, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended. Such disclosure can be found under the heading “Item 5. Other Information—Disclosure Pursuant to Section 13(r) of the Exchange Act” in such Quarterly Report on Form 10-Q.

Respectfully submitted,

MCAFEE CORP.

By:	/s/ Jared Ross

Name: Jared Ross
Title: Assistant Secretary